Raymond Y. Lin	53rd at Third
Direct Dial: 212.906.1369	885 Third Avenue
Raymond.Lin@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
November 4, 2010	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Frankfurt	Rome
	Hamburg	San Diego
VIA EDGAR AND FACSIMILE	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
Ms. Linda Cvkel	Los Angeles	Singapore
Ms. Heather Clark	Madrid	Tokyo
Securities and Exchange Commission	Milan	Washington, D.C.
100 F Street, N.E.
Washington, DC 20549	File No. 048298-0007
Re:	RHI Entertainment, Inc. Form 10-K for the year ended December 31, 2009 Filed March 26, 2010 File No. 001-34102
          Dear Ms. Cvrkel and Ms. Clark:
          On behalf of our client, RHI Entertainment, Inc. (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 21, 2010, with respect to the Registrant’s Form 10-K for the year ended December 31, 2009, filed on March 26, 2010.
          The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.
Annual Report on Form 10-K for the year ended December 31, 2009
Item 9A Controls and Procedures, page 46
1.	Please file the amended Annual Report on Form 10-K which includes management’s report on internal control over financial reporting as soon as practical.
The Registrant filed Amendment No. 3 to its Annual Report on Form 10-K for the year ended December 31, 2009, which includes management’s report on internal control over financial reporting, on November 3, 2010.

November 4, 2010

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
(12) Share-based Compensation, page F-23
Restricted Stock Units, page F-25
2.	We note your response to our prior comment 4 and require additional information. As originally requested, please tell us the business purpose for the June 30, 2010 cancellations of options and RSUs and whether any consideration was paid to the employees and officers for their surrender of the units. If no consideration was issued in exchange for the surrendered RSUs, please explain why such employees and officers were willing to forgo their rights to the units and options in exchange for no consideration. Also, please tell us and revise the notes to the company’s financial statements in future filings to explain how the forfeiture of the units and options was accounted for in the company’s financial statements, including the authoritative accounting literature that formed the basis for your conclusions. We may have further comment upon receipt of your response.
On June 30, 2010, in connection with the discontinuation of his development services to the Registrant, the Company’s Chairman surrendered his vested and unvested stock options and unvested RSUs. The Registrant paid no consideration to the Chairman for his surrender of vested stock options. The Registrant believes that he was willing to surrender the vested stock options without payment because the exercise price for the options was significantly above the market value for the Registrant’s stock, and that was expected to continue to be the case through the expiration of the 90 day period that the Chairman had, to exercise all vested stock options pursuant to the stock option grant agreement.
The surrender of the unvested stock options and RSUs was accounted for by the Registrant as a forfeiture in accordance with paragraph 35-3 of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718-10-35 and the compensation expense accrued through June 30, 2010 associated with the unvested options and RSUs totaling approximately $0.5 million and $0.2 million, respectively, was reversed during the three months ended June 30, 2010.
As the Registrant did with respect to the vested RSUs surrendered in December 2009 and February 2010, the Registrant accounted for the vested stock options surrendered on June 30, 2010 as cancellations in accordance with paragraph 35-9 of FASB ASC 718-20-35. There were no replacement awards nor was there any consideration provided in return for the surrendered vested stock options. As such, no previously recorded expense was reversed.
The Registrant will revise future filings to explain how the surrender of the RSUs and options was accounted for in its financial statements.
* * *
          Pursuant to your request, the Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

November 4, 2010

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions about these responses, please contact me at (212) 906-1369 or Senet Bischoff at (212) 906-1834.

Sincerely,
/s/ Raymond Y. Lin
Raymond Y. Lin
of LATHAM & WATKINS LLP

cc:	Henry Hoberman, RHI Entertainment, Inc. Michael Scarpelli, RHI Entertainment, Inc. Senet Bischoff, Latham & Watkins, LLP